                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                     ENERGY VENTURES, INC.
             ----------------------------------
                       (Name of Issuer)

             COMMON STOCK, $1.00 PAR VALUE PER SHARE
          ---------------------------------------------
                 (Title of Class of Securities)

                        292740  10  7
                        -------------
                       (CUSIP Number)

                 GULFMARK INTERNATIONAL, INC.,
                  5 Post Oak Park, Suite 1170
                     Houston, Texas 77027
                        (713) 963-9522
     -------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        July 26, 1996
                    ---------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No. 292740  10  7          13D                 Page 2 of 9 Pages
- ---------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GULFMARK INTERNATIONAL, INC.
- ----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) /X/
- ----------------------------------------------------------------------
3     SEC USE ONLY

- ----------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- ----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   / /
- ----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
- ----------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES                2,235,572
                     -------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
                     -------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER
   REPORTING                2,235,572
                     -------------------------------------------------
    PERSON           10     SHARED DISPOSITIVE POWER
     WITH
- ----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,235,572

- ----------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                  / /
- ----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.2%
- ----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- ----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 292740   10   7                            Page 3 of 9 Pages

                    AMENDMENT NO. 3 TO SCHEDULE 13D
                    -------------------------------

     The Reporting Person reported the acquisition of shares of the common stock, $1.00 par value ("EVI Common Stock") of Energy Ventures, Inc., a Delaware corporation ("EVI") in an initial filing of this
Schedule 13D on December 23, 1987, as amended by Amendment No. 1 filed February 29, 1988 and Amendment No. 2 filed September 22, 1989. Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this amendment amends and restates the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER
         -------------------
     This statement relates to the Common Stock of EVI. The principal executive offices of EVI are located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------
     This statement is being filed by GulfMark International, Inc. ("GulfMark"), a Delaware corporation (f/k/a Gulf Applied Technologies, Inc.) with its principal place of business and office located at 5 Post Oak Park, Suite 1170, Houston, Texas 77027. GulfMark is engaged primarily in the business of offshore marine services and erosion control services and has selected investments predominately in energy-related companies.

     Set forth in Appendix A attached hereto and incorporated by reference herein are the name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of GulfMark, (ii) each person controlling GulfMark, and
(iii) the executive officers and directors of each corporation ultimately in control of GulfMark.

     During the last five (5) years, neither GulfMark nor, to the knowledge of GulfMark, the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------
     (a) GulfMark.
         --------
     GulfMark purchased 103,856 shares of EVI Common Stock from The Appalachian Company ("Appalachian") as of June 1, 1987 for $718,676.60 (representing $6.92 per share) pursuant to an option offer by Appalachian to all of its stockholders. In October, 1987, GulfMark purchased 16,500 shares of EVI Common Stock in the open market at a total cost of $165,375.

CUSIP No. 292740                                    Page 4 of 9 Pages

     As a result of the completion of an exchange offer by Appalachian with Energy Enterprise Overseas N.V. ("Energy Enterprises"), on
February 16, 1988 GulfMark became the sole shareholder of Appalachian. GulfMark was then deemed to have sole voting and dispositive power with respect to the 503,560 shares of EVI Common Stock owned by Appalachian.

     On June 22, 1989, GulfMark purchased an additional 9,977 shares of EVI Common Stock from Tri Pacific, Inc. for $124,712.50 ($12.50 per share). All of the above shares of EVI Common Stock acquired by GulfMark purchased with working capital.

     On November 30, 1989, Appalachian was liquidated and its assets distributed to GulfMark resulting in its direct ownership and sole voting and dispositive power over 633,893 shares of EVI Common Stock.

     Effective in February, 1990, EVI effected a four-for-one stock split and each share of EVI Common Stock held of record on March 2, 1990 was converted into four shares. As a result, GulfMark's share ownership increased to 2,535,572 shares of EVI Common Stock, although its percentage ownership of EVI remained unchanged.

     On July 26, 1996 GulfMark sold 300,000 shares of its EVI Common Stock for $29.625 per share as a selling stockholder in an underwritten public offering by EVI of 3,500,000 shares (comprised of 3,000,000 shares of EVI Common Stock issued by EVI, 200,000 shares of EVI Common Stock sold by other selling stockholders and the 300,000 shares of EVI Common Stock sold by GulfMark). Underwriters for the offering were Lehman Brothers Inc., Donaldson, Lufkin & Jenrette, Securities Corporation, Jefferies & Company, Inc., Prudential Securities Incorporated and Schroder Wertheim & Co. Incorporated.

     (b)  Lehman Brothers Holdings Inc.
          -----------------------------
     According to the Schedule 13D filed by Shearson Lehman Hutton Group, Inc., a wholly-owned subsidiary of Shearson Lehman Hutton Holdings Inc. (predecessor to Lehman Brothers Holdings Inc. ("Lehman")) on September 18, 1989 (the "Lehman 13D"), Lehman acquired 280,000 shares of EVI Common Stock with its working capital on September 7, 1989. As noted in the Amendment No. 2 to this Schedule 13D, such shares were purchased from Energy Enterprises for $25 per share. As a result of the 1990 stock split, Lehman now owns 1,120,000 shares of EVI Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------
     GulfMark acquired securities of EVI in transactions in 1987 and 1989 for general business purposes and does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of EVI, or the disposition of securities of EVI; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EVI or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of EVI or any of its subsidiaries; (d) any change in the present board of directors or management of EVI, including any plans or proposals to change the number or term of directors or to fill any existing

CUSIP No. 292740   10   7                            Page 5 of 9 Pages

vacancies on the board; (e) any material change in the present capitalization or dividend policy of EVI; (f) any other material change in EVI's business or corporate structure; (g) changes in EVI's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of EVI by any person; (h) causing a class of securities of EVI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EVI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Lehman purchased the 280,000 shares of EVI Common Stock with the intention of obtaining control of EVI according to the Lehman 13D. Concurrently with such purchase, Lehman acquired 1,015,113 (representing approximately 30.4%) of the outstanding common stock, $1.00 par value per share of GulfMark (the "GulfMark Common Stock"). In connection with this transaction, three members of GulfMark's six member Board of Directors and three of EVI's eight-member Board of Directors resigned and were replaced with persons favorable to Lehman.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------
     (a), (b) As a result of the recent sale, GulfMark owns 2,235,572 shares of the EVI Common Stock over which it has sole voting and dispositive power representing approximately 10% of the outstanding EVI Common Stock. Lehman owns shares of EVI Common Stock over which it has sole voting and dispositive power representing approximately 5% of the outstanding EVI Common Stock after giving effect to the recent issuance of 3,000,000 shares on July 26, 1996, pursuant to a Prospectus dated July 22, 1996. In addition, Lehman owns approximately 30.4% of the outstanding GulfMark Common Stock.

     (c) No transactions in equity securities of EVI were effected by GulfMark during the preceding sixty (60) days, except for the subject disposition of 300,000 shares of EVI Common Stock on July 26, 1996, described under Item 3 above.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER
          ----------------------------------------
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to securities of EVI, except as follows:

(a) Mr. David Butters is a managing director at Lehman Brothers Inc. as well as Chairman of the GulfMark Board of Directors and Chairman of the EVI Board of Directors.

CUSIP No.  292740   10   7                           Page 6 of 9 Pages

(b)  Mr. Robert Millard is a managing director of Lehman Brothers
     Inc. and a director of EVI and GulfMark.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------
     None.


                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                    GULFMARK INTERNATIONAL, INC.



Date:  August 5, 1996         By: /s/ Frank R. Pierce
                                  ------------------------------------
                                  Frank R. Pierce
                                  Executive Vice President

CUSIP No. 292740   10   7                            Page 7 of 9 Pages

                              APPENDIX A

     Set forth below is the name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of the persons specified in Item 2 of this
Schedule 13D amendment. Unless otherwise noted below, all such persons are citizens of the United States.


1.     DIRECTORS AND EXECUTIVE OFFICERS OF GULFMARK

    NAME AND RESIDENCE OR              PRESENT PRINCIPAL
      BUSINESS ADDRESS                     OCCUPATION
    ---------------------              ------------------

David J. Butters (1)            In addition to serving as the
Lehman Brothers                 Chairman of the Board of GulfMark,
3 World Financial Center        Mr. Butters is a Managing Director
200 Vesey St., 11th Flr         of Lehman Brothers Inc., an investment
New York, NY  10285             banking firm. He is also Chairman of
                                the Board of Directors of EVI.

Norman G. Cohen (2)             In addition to serving as a
Norman G. Cohen, Inc.           director of GulfMark, Mr. Cohen is
1829 M N.W., 2nd Flr            the President of Norman G. Cohen,
Washington, DC 20036            Inc., consultants and mortgage
                                lenders.

Marshall A. Crowe               In addition to serving as a
Johnston & Buchan               director of GulfMark, Mr. Crowe is
275 Slater Street, Ste 1700     President of M.A. Crowe Consultants,
Ottawa, Ontario                 Inc., providing consulting services
Canada K1P 5H9                  in the energy and financial fields.
[CANADIAN CITIZEN]

Louis S. Gimbel, 3rd (3)        In addition to serving as a
S.S. STEINER, INC.              director of GulfMark, Mr. Gimbel is
655 Madison Ave., 17th Floor    President, CEO and a director of
New York, NY  10021             S.S. Steiner, Inc. (engaged in the
                                farming, trading, processing,
                                importing and exporting of hops and
                                other specialty crops) and
                                President and Chairman of the Board
                                of Hops Extract Corporation.

Robert B. Millard (4)           In addition to serving as a
Lehman Brothers                 director of GulfMark, Mr. Millard
3 World Financial Center        is Managing Director of Lehman
200 Vesey St., 11th Flr         Brothers Inc.
New York, NY  10285

Frank R. Pierce                 Executive Vice President, Secretary
5 Post Oak Park, Suite 1170     and Treasurer of GulfMark
Houston, Texas 77027

CUSIP No. 292740   10   7                            Page 8 of 9 Pages


Bruce A. Streeter               President of Gulf Offshore Marine
201 Energy Center Parkway       Division of GulfMark
Suite 220
Lafayette, Louisiana 70508

2.  LEHMAN BROTHERS HOLDINGS INC.

     Lehman Brothers Holdings Inc. is an investment banking firm with it principal offices located at 3 World Financial Center, New York, New York 10285. Lehman owns 1,120,000 shares of EVI Common Stock representing about 5% of the outstanding shares of EVI) and 1,015,113 shares of GulfMark Common Stock (representing about 30.4% of the outstanding shares of GulfMark).

3.  DIRECTORS AND EXECUTIVE OFFICERS OF LEHMAN

     NAME AND RESIDENCE OR                 Present Principal
       BUSINESS ADDRESS                        Occupation
      ---------------------                -----------------

MICHAEL L. AINSLIE                In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Ainslie is a private
3 World Financial Center          investor.
New York, New York 10285

JOHN F. AKERS                     In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Akers is the retired
3 World Financial Center          Chairman of International Business
New York, New York 10285          Machines Corporation.

ROGER S. BERLIND                  In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Berlind is a
3 World Financial Center          theatrical producer.
New York, New York 10285

THOMAS H. CRUIKSHANK              In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Cruikshank is the
3 World Financial Center          retired Chairman and Chief Executive
New York, New York 10285          Officer of Halliburton Company.

RICHARD S. FULD, JR.              In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Fuld is Chairman
3 World Financial Center          and Chief Executive Officer of
New York, New York 10285          Lehman Brothers Holdings Inc.

KATSUMI FUNAKI                    In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Funaki is Senior
3 World Financial Center          General Manager of International
New York, New York 10285          Business of the Finance and
                                  Investment Planning Office of
                                  Nippon Life.

CUSIP No.  292740   10   7                           Page 9 of 9 Pages


HENRY KAUFMAN                     In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Kaufman is President
3 World Financial Center          of Henry Kaufman & Company, Inc.
New York, New York 10285

JOHN D. MACOMBER                  In addition to serving as a
Lehman Brothers Inc.              director, Mr. Macomber is the
3 World Financial Center          Principal of JDM Investment Group.
New York, New York 10285

DINA MERRILL                      In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Ms. Merrill is an actress
3 World Financial Center          and Director and Vice Chairman of
New York, New York 10285          RKO Pictures, Inc.

MASATAKA SHIMASAKI                In addition to serving as a director
Lehman Brothers Inc.              of Lehman, Mr. Shimasaki is Director
3 World Financial Center          and General Manager for the Americas
New York, New York 10285          of Nippon Life

JOHN L. CECIL                     Chief Administrative Officer of
Lehman Brothers Inc.              Lehman Brothers Inc.
3 World Financial Center
New York, New York 10285

THOMAS A. RUSSO                   Chief Legal Officer of Lehman
Lehman Brothers Inc.              Brothers Inc.
3 World Financial Center
New York, New York 10285

CHARLES B. HINTZ                  Chief Financial Officer of Lehman
Lehman Brothers Inc.              Brothers Inc.
3 World Financial Center
New York, New York 10285

Information with respect to the number of shares of EVI Common Stock beneficially owned by the directors and officers of Lehman is not reasonably available to GulfMark on a timely without unreasonable effort or expense.

- ---------------
(1) Mr. Butters beneficially owns 28,622 shares of EVI Common Stock according to the 1996 Proxy Statement of EVI.

(2) Mr. Cohen beneficially owns 1 share of EVI Common Stock through his investment in a partnership. Additionally, Mr. Cohen's wife owns 149 shares of EVI Common Stock which he disclaims beneficial ownership.

(3)  Mr. Gimbel beneficially owns 5,000 shares of EVI Common Stock.

(4) Mr. Millard beneficially owns 25,000 shares of EVI Common Stock according to the 1996 Proxy Statement of EVI.